                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 12)*



                               Healthdyne, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                 Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                 422203 10 9
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement  / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 5 pages

CUSIP No.  422203 10 9             SCHEDULE 13G                Page 2 of 5 Pages

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification Nos. of Above Person

          Parker H. Petit
          SS ####-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    1,718,911
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                         3,750
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                   1,718,911
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                                   3,750
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,722,661
          ---------------------------------------------------------------------

 (10)     Check Box if Aggregate Amount in Row 9 Excludes Certain Shares*
                                                                          [   ]

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row 9

          10.3%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

Item 1 (a)  Name of Issuer

     The name of the issuer of the securities to which this statement relates is Healthdyne, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices

     1850 Parkway Place, 12th Floor
     Marietta, Georgia 30067

Item 2 (a)  Name of Person Filing

     Parker H. Petit

Item 2 (b)  Address of Principal Business Address

     1850 Parkway Place
     Marietta, Georgia 30067

Item 2 (c)  Citizenship

     United States

Item 2 (d)  Title of Class of Securities

     Common Stock, par value $0.01 per share

Item 2 (e)  CUSIP No.

     422203 10 9

Item 3   Not applicable

Item 4   Ownership

         (a) As of December 31, 1995, the undersigned owned beneficially 1,722,661 shares of Common Stock of Healthdyne, Inc.

         (b) As of December 31, 1995, the undersigned owned beneficially 10.3% of the outstanding shares of Common Stock of Healthdyne, Inc.

         (c) The following table sets forth as of December 31, 1995, information regarding the shares owned beneficially by the undersigned:


                                                                                                  Number of
                                                                                                    Shares
                                                                                                    ------
         (i)       Sole power to vote or to direct the
                     vote   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,718,911

         (ii)      Shared power to vote or to direct
                     the vote   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,750

         (iii)     Sole power to dispose or to direct the
                     disposition of   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,718,911

         (iv)      Shared power to dispose or to direct
                     the disposition of   . . . . . . . . . . . . . . . . . . . . . . . . . .          3,750


Item 5   Ownership of 5 Percent or Less of a Class.

         Not applicable.

Item 6   Ownership of More Than 5 Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.

Item 8   Identification and Classification of Members of the Group.

         Not applicable.

Item 9   Notice of Dissolution of Group.

         Not applicable.

Item 10  Certification.

         Not applicable.



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              /s/ Parker H. Petit
                                              -------------------------------
                                              (Signature)



                                              Parker H. Petit
                                              -------------------------------
                                              (Name)


Dated:   February 9, 1996